UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14472

Cornell Companies, Inc. 401(k) Profit Sharing Plan

CORNELL COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0433642
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 West Loop South, Suite 1500, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(713) 623-0790

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of

Cornell Companies, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cornell Companies, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Plan as of December 31, 2001 and for the year then ended were audited by other independent accountants who have ceased operations.  Those independent accountants expressed an unqualified opinion on those financial statements in their report dated May 21, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas

June 26, 2003

The following report is a copy of a report previously issued by Arthur Andersen LLP (“Andersen”).  This report has not been reissued by Andersen and Andersen did not consent to the incorporation by reference of this report into any of the Company’s registration statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the

the Cornell Companies, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000*, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements and supplemental schedule referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000*, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001*, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas

May 21, 2002

*                                         The Plan’s statement of net assets available for plan benefits as of December 31, 2000 and the related statement of changes in net assets available for plan benefits for the year then ended, as well as the supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2001, is not included in this Form 11-K.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments (at fair value)	$13,396,899	$14,149,965

Receivables:
Accrued income	—	1,185
Employee contributions	53,960	—
Employer contributions	21,596	—
Pending sales	—	16,286
Total receivables	75,556	17,471

Total assets	13,472,455	14,167,436

LIABILITIES:
Corrective distributions payable	(94,502)	(91,500)
Expenses payable	(4,524)	(15,537)
Pending purchases	—	(84,004)

Total liabilities	(99,026)	(191,041)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$13,373,429	$13,976,395

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Net investment loss from mutual funds	$(1,786,568)	$(1,134,531)
Net appreciation (depreciation) in fair value of common stock	(1,361,142)	1,795,984
Interest	43,081	38,418
Employee contributions	2,967,497	2,885,967
Employer contributions	1,188,489	1,095,497
Employee rollover contributions	110,357	57,516

Total additions	1,161,714	4,738,851

DEDUCTIONS:
Benefit payments and withdrawals	(1,559,191)	(1,378,343)
Corrective distributions	(94,502)	(97,742)
Plan expenses	(110,987)	(46,762)

Total deductions	(1,764,680)	(1,522,847)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(602,966)	3,216,004

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	13,976,395	10,760,391

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$13,373,429	$13,976,395

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.     DESCRIPTION OF THE PLAN

General

The Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a trustee-defined contribution plan in which generally all employees of Cornell Companies, Inc., and its subsidiaries (the Company), are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration and Trustee

The Company is the Plan’s administrator and trustee.  The board of directors of the Company appoints an individual to be responsible for the administration of the Plan.  Prior to October 11, 2002, Comerica Bank was the Plan’s asset custodian and record keeper to hold and control the assets of the Plan in accordance with the terms of the Plan.  Effective October 11, 2002, the Company appointed Reliance Trust Company as the Plan’s asset custodian and DailyAccess.Com as the Plan’s record keeper.

Eligibility and Contributions

Effective September 1, 2000, all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately.  Prior to September 1, 2000, all employees, except leased employees, who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 20 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines.  The Company makes matching contributions equal to 50 percent of the participants’ elective deferrals for the Plan year up to 6 percent of the participant’s eligible compensation.  Participant rollover contributions from other qualified plans are allowed under the Plan.

Effective October 11, 2002, employees may elect to contribute from 1 percent to the maximum allowable by law.

Participant Accounts and Investment Options

Each participating employee’s share of the net assets of the Plan is segregated in an individual account.  Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor.  Each participant may elect to invest his/her contribution and the Company’s contributions made on the participant’s behalf in any one or more of the investment funds.  Prior to October 11, 2002, participants could direct the investment of their individual accounts among seven mutual funds and Cornell Companies, Inc. common stock.  Subsequent to October 11, 2002, participants can direct the investment on their individual accounts among seventeen mutual funds and a Cornell Unitized Stock Fund.

Investment income or loss is allocated daily to a participant’s account in the same ratio as the participant’s investment in each fund bears to the total of all participants’ investments in each fund.

Vesting

All participant contributions are 100 percent vested and nonforfeitable at all times.  Participants become vested in the Company’s contributions to the Plan as follows:

Years of Service	Hired Before 9/1/00 Vested Percent	Hired After 8/31/00 Vested Percent

1	0%	0%
2	20%	0%
3	100%	100%

Loans

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan requirement of $1,000.  The loans are secured by the participant’s vested account balance.  Interest is charged at the current commercial lending rate and is credited to the participant’s account.  The participant is entitled to no more than one loan concurrently.

Payment of Benefits

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule.  In addition, hardship distributions are permitted if certain Plan provisions are met.  Distributions are made in the form of lump-sum payments.  No other optional form of payment is available.

Effective September 1, 2000, an early retirement option was added to the Plan.  Upon completion of five years of service and attained age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his or her vested account balance.

Forfeitures

Forfeitures of any Company contributions are to be used either to reduce the Company’s contributions to the Plan or to pay the expenses of the Plan.  As of December 31, 2002 and 2001, $53,531 and $68,472, respectively, of forfeitures are included in net assets available for benefits.  In 2002 and 2001, $134,502 and $59,418, respectively, of forfeitures were utilized by the Company to pay the expenses of the Plan and reduce Company contributions.

Plan Termination

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA.  In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

2.               SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from those estimates.

Valuation of Investments

Investments in mutual funds are stated at fair value based on published market prices.  The Company common stock is valued at its quoted market price.  Participant loans are valued at cost which approximates fair value.  Purchases and sales are recorded on a trade-date basis.  Interest income is recorded as earned and dividends are recorded on the ex-dividend date.  Realized gains (losses) on the sale of mutual funds, unrealized appreciation (depreciation) in fair value of mutual funds, and interest and dividends are shown as net investment loss from mutual funds in the statements of changes in net assets available for plan benefits.  Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in fair value of common stock are shown at net appreciation (depreciation) in fair value of common stock in the statements of changes in net assets available for plan benefits.

Expenses

Administrative and other expenses of the Plan are to be paid by the Company or with forfeitures of the Plan.

3.               RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.               INVESTMENTS

Individual investments that exceed 5 percent of net assets available for benefits at December 31, 2002 and 2001 are as follows:

2002 -
AIM Balanced Fund	$1,278,035
AIM Cash Reserve Fund	2,526,590
AIM Constellation Fund	1,626,159
Goldman Sachs Small Cap Value Fund	1,883,731
Janus Advisor International Growth	1,303,830
Oppenheimer Select S&P 500 Index	1,466,543
Strong Advisor Bond Fund	1,089,451
Cornell Unitized Stock Fund	1,290,858

2001 -
AIM Balanced Fund (Class A)	$1,373,548
Franklin Balance Sheet Investment Fund	1,840,339
Janus Worldwide Fund	1,735,942
Munder Index 500 Fund (K-shares)	1,827,798
Munder U.S. Government Income Fund (K-shares)	768,607
Munder U.S. Treasury Money Market Fund (K-shares)	1,152,220
Putnam Investors Fund (Class A)	2,272,598
Cornell Companies, Inc. Common Stock	2,662,132

5.               FEDERAL INCOME TAXES

Effective January 1, 1993, the Company adopted the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan).  The Plan received a favorable determination letter on March 8, 1994.  The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.  Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001.

6.               RECONCILIATION TO FORM 5500

The following table reconciles employee benefit payments and withdrawals per the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001

Benefit payments and withdrawals per the financial statements	$1,559,191	$1,378,343
Add - Amounts allocated to withdrawing participants at December 31, 2002 and 2001	—	—
Less - Amounts allocated to withdrawing participants at at December 31, 2001 and 2002	—	(123,690)
Benefit payments and withdrawals per the Form 5500	$1,559,191	$1,254,653

Amounts allocated to withdrawing participants that have been processed and approved for payment prior to December 31 but not yet paid as of that date are recorded on the Form 5500 as benefit payments and withdrawals.

There were no other reconciling items between the financial statements and the Form 5500.

7.               PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in the common stock of the Company.  The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SCHEDULE

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2002

Identity of Issue/Description of Asset	Number of Shares/Units	Cost	Current Value

AIM Balanced Fund	61,414	(a)	$1,278,035
AIM Capital Development Fund	1,292	(a)	16,771
AIM Cash Reserve Fund	2,473,011	(a)	2,526,590
AIM Constellation Fund	97,785	(a)	1,626,159
AIM Funds Basic Value Fund	926	(a)	20,252
AIM High Yield Fund	2,818	(a)	10,399
AIM Income Fund	9,177	(a)	58,915
AIM Real Estate Fund	4,107	(a)	60,491
AIM Small Cap Growth Fund	1,290	(a)	23,834
Cornell Unitized Stock Fund *	93,257	(a)	1,290,858
Goldman Sachs Midcap Value	1,181	(a)	26,701
Goldman Sachs Small Cap Value Fund	69,485	(a)	1,883,731
Janus Advisor International Growth	71,757	(a)	1,303,830
Oppenheimer Select S&P 500 Index	217,588	(a)	1,466,543
Scudder Lifecycle Long Midrange Fund	2,606	(a)	23,221
Scudder Lifecycle Long Range Fund	3,395	(a)	30,724
Scudder Lifecycle Short Range Fund	4,200	(a)	40,991
Strong Advisor Bond Fund	100,133	(a)	1,089,451
Participant Loans * (interest rates ranging from 5.25% to 11.50%)	619,403		619,403
			$13,396,899

*                 Indicates party-in-interest.

(a)          cost omitted for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNELL COMPANIES, INC.
401(k) PROFIT SHARING PLAN

Date: June 30, 2003	By:	/s/ Patrick N. Perrin
Patrick N. Perrin
Senior Vice President, Chief Administrative Officer and Plan Coordinator for Cornell Companies, Inc.

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Accountants

99.1	Certification of Plan Administrator